UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Sykes Enterprises, Incorporated
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
871237-10-3
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 871237-10-3

1		NAMES OF REPORTING PERSONS John H. Sykes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	5	SOLE VOTING POWER 5,276,717 shares
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0 shares
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 5,276,717 shares
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0 shares

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,276,717 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.76%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 41,366,049 shares outstanding as of October 22, 2009.

Page 2 of 5 Pages

CUSIP No. 871237-10-3

Item 1(a).	Name of Issuer:

Sykes Enterprises, Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 North Ashley Drive, Suite 2800 Tampa, Florida 33602

Item 2(a).	Name of Person Filing:

John H. Sykes

Item 2(b).	Address of Principal Business Office or, if none, Residence:

100 North Tampa Street, Suite 2700 Tampa, Florida 33602

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Voting Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

871237-10-3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 5,276,717 shares

(b)	Percent of Class: 12.76%

Page 3 of 5 Pages

CUSIP No. 871237-10-3

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 5,276,717 shares

(ii)	shared power to vote or to direct the vote: 0 shares

(iii)	sole power to dispose or to direct the disposition of: 5,276,717 shares

(iv)	shared power to dispose or to direct the disposition of: 0 shares

John H. Sykes is the beneficial owner of 5,276,717 shares which are owned by Mr. Sykes through Jopar Investments Limited Partnership, a North Carolina Limited Partnership (“Jopar”). Mr. Sykes is the sole limited partner of Jopar and owns all the outstanding capital stock of Jopar’s sole general partner, Jopar Investments, Inc., a North Carolina corporation.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

Page 4 of 5 Pages

CUSIP No. 871237-10-3

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010

/s/ Martin A. Traber
Martin A. Traber, attorney-in-fact
for John H. Sykes

Page 5 of 5 Pages